Bigelow Income Properties, LLC
4800 Main Street, Suite 1000
Kansas City, Missouri 64112

March 18, 2011

VIA FACSIMILE (703-813-6984) AND EDGAR

Securities and Exchange Commission
Attn.  Folake K. Ayoola
Mail Stop 3010
100 F Street NE
Washington, DC  20549

Re:           Bigelow Income Properties, LLC
Registration Statement on Form S-11
File No. 333-165876

Dear Ms. Ayoola:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bigelow Income Properties, LLC (“Registrant”) hereby requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective by noon, Eastern Time, or as soon as possible thereafter, on March 24, 2011.

In addition, at the request of the staff, the Registrant acknowledges the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIGELOW INCOME PROPERTIES, LLC

BY:  2309 Holdings, LLC, Sole Member and Director

  By: /s/ Charles Christian Kirley
     Charles Christian Kirley, Sole Member and Manager